==============================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             Dated:  April 23, 2007

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


      Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [X]                 No [_]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5183.
                                                 ----

==============================================================================

                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           TECK COMINCO LIMITED
                                           (Registrant)



Date:   April 23, 2007                     By: /s/ Karen L. Dunfee
                                               ---------------------------
                                               Karen L. Dunfee
                                               Corporate Secretary

 Teck Cominco Limited / 200 Burrard Street / Vancouver, BC / Canada V6C 3L9 /
                      Tel 604.687.1117 / Fax 604.687.6100

===============================================================================

            N E W S                              |          [GRAPHIC OMITTED]
                                                 |       [LOGO - TECKCOMINCO]
         R E L E A S E                           |----------------------------
                                                 |

                                         FOR IMMEDIATE RELEASE - APRIL 23, 2007
                                                                       07-12-TC

1Q  RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2007

================================================================================

               TECK COMINCO REPORTS FIRST QUARTER RESULTS OF 2007

Don Lindsay, President and CEO said, "Our earnings from continuing operations of $390 million for the first quarter were in line with our expectations. Our core operations continued to perform well but our financial results in the first quarter were impacted by the decline in metal prices from those at the end of 2006."

FINANCIAL HIGHLIGHTS AND SIGNIFICANT ITEMS

    o Net earnings from continuing operations were $390 million in the first quarter. After a non-cash mark-to-market loss of $30 million on a contingent receivable relating to our sale of Cajamarquilla in 2004, net earnings were $360 million or $1.67 per share in the first quarter compared with $448 million or $2.19 per share in the first quarter of 2006.

    o Earnings from continuing operations before negative final pricing adjustments of $53 million on prior quarter sales were $443 million. This compares to net earnings of $346 million in the first quarter of 2006 before positive final pricing adjustments of $44 million and the $58 million after-tax gain on the sale of investments in that period. The higher first quarter earnings in 2007 before the items described above were mainly a result of higher metal prices than those in the first quarter of 2006.

    o Cash flow from operations, before changes to non-cash working capital items, was $441 million in the first quarter compared with $461 million in the first quarter of 2006.

    o In February, we announced the decision to proceed with a further six-year extension of the life of the Highland Valley Copper mine from 2013 to 2019.

    o Our Lennard Shelf zinc mine in Western Australia, which is a 50/50 joint venture with Xstrata, commenced operations in the first quarter and is expected to reach commercial production levels and ship its first concentrate in the second quarter of this year.

    o On April 19, 2007, we announced that we have agreed to acquire from UTS Energy Corporation a 50% interest in the Lease 14 oil sands property in Alberta. The price will be determined based on an independent resource estimate, but will be between $150 million to $250 million.

-------------------------------------------------------------------------------
   ALL DOLLAR AMOUNTS EXPRESSED IN THIS NEWS RELEASE ARE IN CANADIAN DOLLARS
                            UNLESS OTHERWISE NOTED.

Reference:   Greg Waller, Investor Relations
Additional corporate information is available on the Internet at http://www.teckcominco.com

    o Two million Class B subordinate voting shares were acquired in the quarter at a cost of $161 million pursuant to our normal course issuer bid which was announced in February.

    o In February, we announced a two-for-one share split of our Class A common and Class B subordinate voting shares, which is subject to shareholders' approval at our Annual and Special meeting on April 25, 2007.

    o Cash and temporary investments totalled $4.8 billion at the end of the first quarter, down $503 million from the end of 2006. The decline is mainly due to $161 million spent on the acquisition of the two million Class B subordinate voting shares, $216 million on the payment of dividends, $153 million on investments, $147 million on capital spending and $240 million for final tax payments related to our 2006 earnings.







2     TECK COMINCO LIMITED 2007 FIRST QUARTER REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

THIS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF TECK COMINCO LIMITED IS PREPARED AS AT APRIL 23, 2007, AND SHOULD BE READ IN CONJUNCTION WITH THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF TECK COMINCO LIMITED AND THE NOTES THERETO FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND WITH THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF TECK COMINCO LIMITED AND THE NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2006. IN THIS DISCUSSION, UNLESS THE CONTEXT OTHERWISE DICTATES, A REFERENCE TO THE COMPANY OR US, WE OR OUR REFERS TO TECK COMINCO LIMITED AND ITS SUBSIDIARIES INCLUDING TECK COMINCO METALS LTD. AND ITS SUBSIDIARIES. ADDITIONAL INFORMATION RELATING TO THE COMPANY, INCLUDING THE COMPANY'S ANNUAL INFORMATION FORM, IS AVAILABLE ON SEDAR AT WWW.SEDAR.COM.

THIS DISCUSSION AND ANALYSIS CONTAINS FORWARD-LOOKING STATEMENTS. PLEASE REFER TO THE CAUTIONARY LANGUAGE ON PAGE 17.


EARNINGS

Net earnings from continuing operations were $390 million before a $30 million non-cash mark-to-market loss on a receivable related to our sale of Cajamarquilla that occurred in 2004. Net earnings in the first quarter were $360 million or $1.67 per share compared with $448 million or $2.19 per share in the first quarter of 2006. Included in the first quarter net earnings in 2006 was an after-tax gain of $58 million from the sale of investments.

Effective January 1, 2007, upon adoption of the new accounting standards for financial instruments, we recorded an asset of $139 million by increasing our retained earnings in respect of the contingent receivable related to the sale of our Cajamarquilla refinery, which was valued based on the zinc forward curve at December 31, 2006. The new accounting standards for financial instruments require us to mark this receivable to market at the end of each quarter, which resulted in a $36 million ($30 million after-tax) reduction to the receivable due to a decline in the zinc forward curve from December 31, 2006.

Net earnings in the first quarter are usually affected by lower sales volumes, with lower sales at Red Dog due to seasonality. As well, lower coal sales are usually experienced in these price negotiation months and coal shipments are sometimes disrupted by severe winter weather conditions.

Net earnings in the first quarter of 2007 included negative final pricing adjustments of $53 million ($83 million on a pre-tax basis) on prior quarter sales, compared with positive final pricing adjustments of $44 million ($67 million on a pre-tax basis) recorded in the same period a year ago. Net earnings from operations in the first quarter, excluding the mark-to-market loss and negative final pricing adjustments, were $443 million, significantly higher than the $346 million in the first quarter of 2006 excluding the gain on sale of investments and positive final pricing adjustments in that period.

Despite lower sales volumes in the first quarter compared with the first quarter of 2006, net earnings in the first quarter benefited from higher metal prices compared with a year ago. The average LME cash prices for copper and zinc were US$2.69 and US$1.57 per pound respectively in the quarter, up significantly from US$2.24 and US$1.02 per pound respectively in the first quarter of 2006. Coal prices averaged US$105 per tonne in the first quarter of 2007 but were lower than the US$122 per tonne a year ago.

Operating profit was $620 million in the first quarter, similar to the $624 million in the first quarter of 2006. Excluding the effect of final pricing adjustments related to prior quarter sales for both periods, operating profit was $703 million in the first quarter compared with $557 million a year ago. The higher operating profits before the effect of final pricing adjustments compared with a year ago were due to strong performances from zinc and copper operations mainly as a result of higher metal prices. Operating profit from Elk Valley Coal decreased by $63 million with lower sales volumes and coal prices.


3     TECK COMINCO LIMITED 2007 FIRST QUARTER REPORT

CASH FLOW FROM OPERATIONS

Cash flow from operations, before changes to non-cash working capital items, was $441 million in the first quarter compared with $461 million in the first quarter of 2006.

Cash flow after non-cash working capital changes was $152 million due to a use of cash of $289 million mainly related to reduction of payables. The most significant item was $240 million of tax payments relating to prior year's earnings.

REVENUES

Revenues are affected by sales volumes, commodity prices and currency exchange rates. Comparative data for production and sales as well as revenues are presented in the tables on pages 5 and 6. Average commodity prices and the Canadian/U.S. dollar exchange rate are presented in the table below.

AVERAGE METAL PRICES AND EXCHANGE RATE
                                                         First Quarter
                                             ----------------------------------
                                                 2007      2006     % Change

ZINC (LME Cash - US$/pound)                      1.57      1.02         +54%
LEAD (LME Cash - US$/pound)                      0.81      0.56         +45%
COPPER (LME Cash - US$/pound)                    2.69      2.24         +20%
MOLYBDENUM (published price* - US$/pound)          26        23         +13%
GOLD (LME PM fix - US$/ounce)                     650       554         +17%
COAL (realized - US$/tonne)                       105       122         -14%
CDN/U.S. EXCHANGE RATE (Bank of Canada)          1.17      1.16          +1%

* Published major supplier selling price in Platts Metals Week.

Revenues from operations of $1.34 billion in the first quarter of 2007 were slightly higher than $1.27 billion in the same period last year. Trail's revenue increased by $123 million from a year ago due mainly to higher zinc and lead prices. This was partially offset by reduced coal sales revenues as a result of lower coal sales volumes and coal prices. Revenues from base metals mining operations were similar to a year ago, as higher metal prices offset the effect of lower copper and molybdenum sales volumes.

Sales of metals in concentrate are recognized in revenue when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs upon shipment. However, final pricing may not be determined until a subsequent date, which often occurs in the following quarter. Accordingly, revenue in a quarter includes estimated prices for sales occurring in the quarter and final pricing adjustments from sales that occurred in previous periods. These final pricing adjustments result in additional revenues in a rising price environment and reductions to revenue in a declining price environment. The amount of additional revenues recognized by the company on any price increases will be reduced by any price participation deductions as provided in the smelting and refining agreements.

At December 31, 2006, outstanding receivables included 171 million pounds of copper provisionally valued at US$2.86 per pound and 306 million pounds of zinc provisionally valued at US$1.94 per pound. During the first quarter of 2007, 141 million pounds of copper included in the December 31, 2006 receivables were settled at an average final price of US$2.69 per pound and 273 million pounds of zinc were settled at an average final price of US$1.63 per pound resulting in negative final pricing adjustments of $83 million ($53 million on an after-tax basis) in the quarter.

At March 31, 2007, outstanding receivables included 155 million pounds of copper provisionally valued at US$3.12 per pound and 192 million pounds of zinc provisionally valued at US$1.49 per pound.


4     TECK COMINCO LIMITED 2007 FIRST QUARTER REPORT

PRODUCTION AND SALES (NOTE 1)

                                                            PRODUCTION                             SALES
                                                   -----------------------------        ------------------------
                                                           FIRST QUARTER                        FIRST QUARTER
                                                       2007           2006                   2007        2006
----------------------------------------------------------------------------------------------------------------
TRAIL

     REFINED ZINC (thousand tonnes)                      75             74                     66          75

     REFINED LEAD (thousand tonnes)                      22             24                     20          23

     SURPLUS POWER (GW.h)                                 -              -                    248         249

BASE METALS (Note 2)

     ZINC (thousand tonnes)
        Red Dog                                         145            135                    135         115
        Antamina                                         16              6                     12           8
        Pend Oreille                                      6              9                      6           9
        --------------------------------------------------------------------------------------------------------
                                                        167            150                    153         132
     LEAD (thousand tonnes)
        Red Dog                                          33             30                      7           5
        Pend Oreille                                      1              1                      1           1
        --------------------------------------------------------------------------------------------------------
                                                         34             31                      8           6
     COPPER (thousand tonnes)
        Highland Valley Copper                           36             36                     33          44
        Antamina                                         17             23                     16          12
        --------------------------------------------------------------------------------------------------------
                                                         53             59                     49          56
     MOLYBDENUM (thousand pounds)
        Highland Valley Copper                          898          1,182                    877       1,010
        Antamina                                        424            929                    868       1,024
        --------------------------------------------------------------------------------------------------------
                                                      1,322          2,111                  1,745       2,034
GOLD
     GOLD (thousand ounces)
        Hemlo                                            39             53                     40          56
        Pogo (Note 3)                                    18              7                      -           -
        Other                                             3              3                      3           2
        --------------------------------------------------------------------------------------------------------
                                                         60             63                     43          58
COAL
     COAL (thousand tonnes)
        Elk Valley Coal (Note 4)                      2,046          2,294                  1,892       2,020

Notes:
(1)  The table presents our share of production and sales volumes.
(2) Production and sales volumes of base metal mines refer to metals contained in concentrate.
(3) Pogo operations have not reached commercial production levels and the results from gold sales are not included in our earnings.
(4) Results of the Elk Valley Coal Partnership represent our 40% direct interest in the Partnership commencing April 1, 2006 and 39% from April 1, 2005 to March 31, 2006.


5     TECK COMINCO LIMITED 2007 FIRST QUARTER REPORT

REVENUES, DEPRECIATION AND OPERATING PROFIT

QUARTER ENDED MARCH 31
                                                                                DEPRECIATION                    OPERATING
($ IN MILLIONS)                                       REVENUES                AND AMORTIZATION                   PROFIT
                                             ------------------------      ------------------------       --------------------
                                                 2007         2006          2007           2006             2007        2006
------------------------------------------------------------------------------------------------------------------------------
SMELTING AND REFINING
     Trail (including power sales)             $  486       $  363           $12            $11             $120        $ 71

BASE METALS
     Red Dog                                      246          216            14             12              146         138
     Pend Oreille                                  16           18             5              4               (1)          6
     Highland Valley Copper                       261          299             9             10              178         205
     Antamina                                     162          111             8              6              114          90
     Inter-segment sales and other                (96)         (63)            -              -                1         (17)
     -------------------------------------------------------------------------------------------------------------------------
                                                  589          581            36             32              438         422

GOLD
     Hemlo                                         31           37             7              7               (2)          4

COAL
     Elk Valley Coal (Note 1)                     234          292             9              7               64         127

------------------------------------------------------------------------------------------------------------------------------
TOTAL                                          $1,340       $1,273           $64            $57             $620        $624
==============================================================================================================================

Note:
(1) Results of the Elk Valley Coal Partnership represent our 40% direct interest in the Partnership commencing April 1, 2006 and 39% from April 1, 2005 to March 31, 2006.


6     TECK COMINCO LIMITED 2007 FIRST QUARTER REPORT

OPERATIONS

TRAIL SMELTER AND REFINERIES (100%)
                                                Three months ended March 31
                                               -----------------------------
     100%                                          2007                2006
     ----

     Zinc production (000's tonnes)                74.7                74.4
     Lead production (000's tonnes)                21.5                23.5
     Zinc sales (000's tonnes)                     66.0                74.9
     Lead sales (000's tonnes)                     19.7                23.2
     Surplus power sold (GW.h)                      248                 249
     Power price (US$/megawatt hr)                   48                  50
     Operating profit ($ millions)
             Metal operations                       110                  62
             Power sales                             10                   9

Production of refined zinc at Trail's metal operations was similar to a year ago, while refined lead production was lower by 9% due to additional residues processed in the quarter and a three-day maintenance shutdown of the lead smelter.

Sales volumes of refined zinc and lead were approximately 10% lower than production levels in the quarter and lower than the sales volumes in the first quarter of 2006 due to softness in the US markets. The sales volume shortfall is expected to be recovered in the second and third quarters of this year.

Despite the lower sales volumes, operating profit from metal operations increased significantly to $110 million from $62 million a year ago due mainly to higher realized metal prices. Higher prices and increased production of specialty metals also contributed to the higher operating profit compared with a year ago.

The upgrade of the fourth power generator unit was completed early in the first quarter and was the final phase of a multi-year project to upgrade the generating units at the Waneta dam. With this upgrade, Trail's annual surplus power sales capacity is increased to approximately 950 GW.h.

RED DOG (100%)
                                                Three months ended March 31
                                               -----------------------------
     100%                                          2007                2006
     ----

     Tonnes milled (000's)                          890                 759
     Zinc grade (%)                                19.6                21.7
     Lead grade (%)                                 5.7                 6.6
     Zinc recovery (%)                             83.0                82.3
     Lead recovery (%)                             64.1                58.9
     Zinc production (000's tonnes)               144.7               135.4
     Zinc sales (000's tonnes)                    134.9               114.9
     Lead production (000's tonnes)                32.5                29.6
     Lead sales (000's tonnes)                      6.7                 4.6
     Operating profit ($ millions)                  146                 138

Red Dog's mill throughput was 17% higher than a year ago due in part to softer ores processed in the quarter and in the first quarter of 2006 throughput was restricted by adverse weather conditions and equipment failures. Zinc production was 144,700 tonnes in the first quarter compared with 135,400 tonnes a year ago, with the higher throughput partially offset by lower ore grades. Lead production increased by 10% to 32,500 tonnes compared with the first quarter last year, as the higher throughput was also partially offset by lower ore grades.

Red Dog's operating profit in the first quarter was $146 million, which included $57 million of negative final pricing revenue adjustments. This compared with an operating profit of $138 million in the first quarter of 2006 which included $25 million of positive final pricing


7     TECK COMINCO LIMITED 2007 FIRST QUARTER REPORT
revenue adjustments. Excluding the effect of final pricing adjustments on prior quarter sales, operating profit of $203 million was significantly higher than $113 million a year ago due mainly to higher zinc prices and sales volumes.

At March 31, 2007, zinc in concentrate available for sale, excluding production inventory at site, was 93,000 tonnes compared with 77,000 tonnes a year ago.

Pursuant to a royalty agreement with NANA Regional Corporation Inc. (NANA), we pay NANA an annual advance royalty equal to the greater of 4.5% of Red Dog mine's net smelter return or US$1 million. In 2006, the advance royalty was US$51 million. After we recover certain capital expenditures including an interest factor, the company will pay to NANA a 25% net proceeds of production royalty from the Red Dog mine, increasing in 5% increments every fifth year to a maximum of 50%. Net proceeds is calculated based on net cash flow from product sales after deduction of distribution and operating costs, less capital expenditures, an interest allowance, a selling and management fee and a charge for estimated reclamation and closure costs. Advance royalties previously paid will be recoverable against the 25% royalty on net proceeds of production. As at March 31, 2007, capital expenditures including an interest factor have been fully recovered and the unrecovered cumulative amount of advance royalty payments was US$47 million. We estimate that the payment of the 25% royalty to NANA will commence in the fourth quarter of 2007 calculated from the time when the advance royalty payments have been fully recovered during the third quarter of 2007. The actual timing is highly dependent on metal prices, sales volumes and other items impacting the calculation of net proceeds.

ANTAMINA (22.5%)
                                                   Three months ended March 31
                                                  -----------------------------
     100%                                            2007                2006
     ----

     Tonnes milled (000's)
        Copper-only ore                             4,177               5,869
        Copper-zinc ore                             3,664               1,680
        ----------------------------------------------------------------------
                                                    7,841               7,549

     Copper grade (%)                                1.10                1.47
     Zinc grade (%)                                  2.42                2.03
     Copper recovery (%)                             87.2                90.4
     Zinc recovery (%)                               84.5                79.0
     Copper production (000's tonnes)                74.4               101.2
     Copper sales (000's tonnes)                     75.4                93.6
     Zinc production (000's tonnes)                  72.2                26.3
     Zinc sales (000's tonnes)                       54.1                33.6
     Molybdenum production (000's pounds)           1,884               4,129
     Molybdenum sales (000's pounds)                3,859               4,553
     Company's share of operating profit
        ($ millions)                                  114                  90

     Note:
     Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.

Despite higher mill throughput, copper production at Antamina declined by 26% compared with the first quarter of 2006 due to lower ore grades and the processing of less copper-only ores which accounted for 53% of mill throughput compared with 78% last year. As a result of processing more copper-zinc ores and higher zinc ore grades, zinc production increased significantly to 72,200 tonnes compared with 26,300 tonnes in the first quarter of 2006.

Molybdenum production in the first quarter declined by approximately 50% to 1.9 million pounds compared with last year. The lower production was due to reduced throughput of copper-only ores which contains molybdenum, and the processing of some oxidized stockpiled ores which negatively affected molybdenum recoveries during the quarter.


8     TECK COMINCO LIMITED 2007 FIRST QUARTER REPORT

Copper sales volumes were similar to production in the first quarter, but were 19% lower than the same period last year due to the lower production levels. Zinc sales volumes of 54,100 tonnes increased from a year ago but were lower than production levels due to the timing of shipments.

Molybdenum sales were 15% lower than the first quarter of 2006 but were substantially higher than production levels due to the drawdown of inventories in the quarter. The mine realized an average price of US$24 per pound for molybdenum compared with US$18 per pound in the first quarter of 2006.

The company's share of Antamina's operating profit in the first quarter was $114 million, which included negative final pricing revenue adjustments of $9 million. This compared with last year's operating profit of $90 million which included $15 million of positive final pricing adjustments.

HIGHLAND VALLEY COPPER (97.5%)
                                                 Three months ended March 31
                                                -----------------------------
     100%                                           2007              2006
     ----

     Tonnes milled (000's)                         9,904            10,905
     Copper grade (%)                              0.408             0.367
     Copper recovery (%)                            92.2              91.5
     Copper production (000's tonnes)               37.1              36.7
     Copper sales (000's tonnes)                    33.9              44.7
     Molybdenum production (000's pounds)            921             1,212
     Molybdenum sales (000's pounds)                 900             1,035
     Operating profit ($ millions)                   178               205

Copper production at Highland Valley Copper in the first quarter was slightly higher than a year ago as processing of the Valley pit ore is maximized prior to the crusher relocation, resulting in higher ore grades for copper and lower ore grades for molybdenum.

Copper sales volumes in the first quarter were 24% lower than a year ago, mainly because sales volumes in 2006 benefited from a drawdown of mine site inventories that were high at the end of 2005. Molybdenum sales volumes in the first quarter declined by 13% compared with a year ago due mainly to the lower production levels. The molybdenum price realized by the mine in the first quarter was US$26 per pound compared with US$22 per pound in the first quarter of 2006.

Operating profit in the first quarter was $178 million and included negative final pricing revenue adjustments of $17 million due to a decline in copper prices in the first quarter compared with receivable values at December 31, 2006. This compared with last year's quarterly operating profit of $205 million which included $27 million of positive final pricing revenue adjustments, as the effect of higher copper prices were offset by lower sales volumes for copper and molybdenum.

The Valley pit east wall push-back is on schedule as is the relocation of the in-pit crusher and conveying system. Major mining equipment orders are being finalized to allow stripping to commence in 2009 for the Valley pit west wall push-back in relation to the second phase of the mine life extension to 2019. With the ongoing development work, Highland Valley's copper production for 2007 is expected to be approximately 142,000 tonnes.



9     TECK COMINCO LIMITED 2007 FIRST QUARTER REPORT

HEMLO GOLD MINES (50%)
                                                 Three months ended March 31
                                                -----------------------------
     100%                                          2007               2006
     ----

     Tonnes milled (000's)                          717                809
     Grade (g/tonne)                               3.61               4.40
     Mill recovery (%)                             93.7               93.3
     Production (000's ounces)                     78.0              106.9
     Sales (000's ounces)                          81.1              111.6
     Cash operating cost per ounce (US$)            541                412
     Company's share of operating profit
        (loss) ($ millions)                          (2)                 4

Gold production at the Hemlo operations in the first quarter declined by 27% compared with the first quarter of 2006 due mainly to lower ore grades. In early March, there was a significant backfill failure underground at the Williams mine which resulted in the rescheduling of the mining of higher grade stopes into future years. As a result, we now estimate that our share of gold production from the Hemlo mine to be between 170,000 ounces and 180,000 ounces for the full year in 2007, 15% lower than originally planned.

Cash operating costs increased to US$541 per ounce from US$412 per ounce in the first quarter of 2006 due mainly to the effect of the lower production and partly due to higher operating costs. The average gold price realized in the first quarter was US$647 per ounce compared with US$544 per ounce in 2006. Due to lower production, Hemlo incurred an operating loss of $2 million in the first quarter compared with an operating profit of $4 million a year ago.

ELK VALLEY COAL PARTNERSHIP (40%)

                                                Three months ended March 31
                                               -----------------------------
     100%                                          2007              2006
     ----

     Coal production (000's tonnes)               5,114             5,882
     Coal sales (000's tonnes)                    4,731             5,180
     Average sale price (US$/tonne)                 105               122
     Average sale price (Cdn$/tonne)                123               144
     Cost of product sold (Cdn$/tonne)               47                40
     Transportation (Cdn$/tonne)                     38                38
     Company's share of operating
        profit ($ millions)*                         64               127

     * Results of the Elk Valley Coal Partnership represent the company's 40% direct interest in the Partnership commencing April 1, 2006 and 39% from April 1, 2005 to March 31, 2006.

Coal production declined by 13% in the first quarter compared with the same period last year, as production was curtailed due to adverse weather conditions that affected rail shipment performance in the quarter. Rail performance issues in the quarter contributed to lower port inventories and resulted in coal sales of 4.7 million tonnes in the first quarter compared with 5.2 million tonnes a year ago. The unit cost of product sold increased significantly due mainly to the effect of lower production and higher operating costs.

The average coal price was US$105 per tonne in the first quarter compared with US$122 per tonne in 2006 reflecting the lower 2006 coal year contract prices. Our 40% share of Elk Valley Coal's operating profit was $64 million compared with $127 million in the first quarter of 2006 due to the lower sales volumes, a lower realized coal price and higher operating costs.

During the first quarter, Elk Valley Coal settled approximately 90% of its contracts for the 2007 coal year at an average price for all coal products of approximately US$91 per tonne compared with US$107 per tonne for the 2006 coal year. On a calendar year basis, and taking into account the carry-over of 2006 coal year sales into the second quarter of 2007, the average calendar year price is expected to be approximately US$96 per tonne compared with US$113 per tonne in 2006.


10    TECK COMINCO LIMITED 2007 FIRST QUARTER REPORT

For the 2007  calendar  year,  sales volumes are expected to be in the range of
21.5 to 23.0 million tonnes. Reduced sales volumes in the first quarter and low port inventory levels have restricted Elk Valley Coal's ability to maximize sales volumes for the calendar year while maintaining product quality targets.

We expect the average cost of product sold for the full calendar year to be in the range of $41 to $43 per tonne, depending on key input costs such as energy costs as well as coal production volumes. We also expect transportation costs, including approximately $1 of demurrage costs, for the calendar year to be approximately $35 to $36 per tonne, reflecting the decrease in average contracted rail and port costs.

The union labour agreement for the Cardinal River operation expires on June 30, 2007. Any labour disruptions or unanticipated costs associated with the negotiation of a new agreement will affect our operating results.

PEND OREILLE (100%) Pend Oreille produced 6,000 tonnes of zinc in concentrate and 1,000 tonnes of lead in concentrate in the first quarter. The 2007 mine plan has been updated based on the new reserve model, resulting in a reduction of planned zinc production by approximately 25% to 35,000 tonnes of zinc in concentrate for the year. A $5.0 million exploration program in the immediate vicinity of the mine is planned to follow up on potential areas.

COSTS AND EXPENSES

Administration expense of $22 million in the first quarter was $2 million lower than a year ago due to lower stock-based compensation expense.

Interest expense of $22 million in the first quarter was lower than $27 million a year ago mainly as a result of lower debt levels after the repayment of the 6.875% debenture in February 2006 and the repayment of Inco exchangeable debentures in the fourth quarter of 2006.

The net amount of other income and miscellaneous expenses was $49 million, and included interest income of $65 million earned on our cash balance offset by various miscellaneous expenses.

Income and resource taxes of $209 million were 35% of pre-tax earnings in the first quarter and was slightly higher than the Canadian statutory tax rate of 34%, as the effect of provincial mineral taxes in Canada was greater than resource and depletion allowances in Canada and the United States.

COMPREHENSIVE INCOME

The company is reporting comprehensive income for the first time, having adopted the new accounting standards for financial instruments which were effective for Canadian companies on January 1, 2007. The most significant components of other comprehensive income were the unrealized mark-to-market gains on the company's investments in the available-for-sale marketable securities category and currency translation adjustments.

FINANCIAL POSITION AND LIQUIDITY

Cash flow from operations, before changes to non-cash working capital items, was $441 million in the first quarter compared with $461 million a year. Cash flow from operations, after changes in non-cash working capital items, was $152 million due to a use of cash of $289 million mainly on reduction of payables. The most significant item was $240 million of tax payments relating to payables on prior years' earnings.

Capital expenditures and investments totalled $300 million in the first quarter. Capital expenditures were $97 million of which $30 million was on sustaining capital expenditures, $42 million on the Highland Valley Copper mine life extension project, and $25 million on other development projects. We also made strategic investments of $153 million in the period and invested $50 million on oil sands projects.


11    TECK COMINCO LIMITED 2007 FIRST QUARTER REPORT

During the first quarter, we made eligible dividend payments of $216 million. As announced on February 12, 2007, we intend to split our Class A common and Class B subordinate voting shares on a two-for-one basis, which is subject to shareholders' approval at the Annual and Special meeting on April 25, 2007. If the split is approved by the shareholders, we expect to halve the semi-annual dividend on both classes of our shares to maintain the effective pre-split dividend per share.

We also acquired two million Class B subordinate voting shares under our announced normal course issuer bid at a cost of $161 million. All shares acquired under this program will be cancelled.

Our cash position declined by $503 million in the quarter to $4.8 billion at March 31, 2007, against total long-term debt of $1.5 billion. We also had bank credit facilities aggregating $1.0 billion. Unused credit lines under these facilities amounted to $910 million.

CORPORATE DEVELOPMENT

At the POGO (40%) mine, the US$21 million filter plant improvement projects to de-bottleneck the mill were completed in the first quarter as planned. Both the third Larox filter and the new filtered tailings handling system are now fully operational and the mill is able to process at full production rates. Mill throughput rates in April have been averaging over 90% of design. The focus in the mill is now on optimizing the circuit and improving recovery. The mine has had difficulties recently with placement of paste fill and ore variability that has hampered ore production from underground. More waste development is required to open up additional ore headings in order to reach full production rates. There is a significant stockpile of ore on surface to help offset any shortfalls in underground ore production as these issues get resolved over the second and third quarters. Operating income or loss is being capitalized as part of the development costs until commercial production is achieved in the second quarter. Our share of the operating loss capitalized in the first quarter was $2 million. The Pogo mine is expected to reach commercial production in the second quarter. We are in discussions with our partners concerning the measurement of commercial production for purposes of the Pogo earn-in and joint venture agreement and expect those discussions to reach a satisfactory conclusion.

The LENNARD SHELF (50%) operations started production in the first quarter at the Pillara mine. Ore production from the underground mine is currently being stockpiled on surface as the mill continues to ramp up to planned production rates. Milling efforts have been hampered by power constraints, which were largely resolved in the first quarter. The mill has excess capacity to treat the stockpiled ores so there is no impact on overall production anticipated for the year. Shipment of zinc concentrates is now scheduled to commence in the second quarter. The company's portion of zinc production expected in 2007 is unchanged at 30,000 tonnes. The Pillara mine has an anticipated life of four years at an annual production rate of 70,000 to 80,000 tonnes of zinc and 15,000 tonnes of lead in concentrates.

The FORT HILLS ENERGY LIMITED PARTNERSHIP (Teck Cominco 15%) is expected to complete a design basis memorandum and preliminary cost estimate in mid-2007 including finalizing the decision on the appropriate production capacity for the first phase of the operation. Site preparation continued during the quarter with logging, grubbing and ditching in the starter pit, waste dump, tailings pond and plant site locations. Planned definition drilling was completed for the starter pit location and renovations to the existing site facilities were initiated to support the mining equipment ordered for site rough grading and mass excavation early in the third quarter of 2007.

On January 15, 2007, Teck Cominco Limited and UTS ENERGY CORPORATION announced that they have jointly acquired additional new leases in the Athabasca oil sands region in Alberta. Total gross acreage of jointly-owned lease holdings, excluding our interest in the Fort Hills Partnership, is approximately 266,000 acres. During the winter exploration season, the joint venture drilled 67 core holes in and around the Lease 311 land. The results have been positive, with a significant number of holes encountering potentially economic intercepts. Results of detailed core assays, analysis and interpretation are anticipated by the fourth quarter of 2007.


12    TECK COMINCO LIMITED 2007 FIRST QUARTER REPORT

On April 19, 2007, we announced that we have entered into a letter of intent with UTS Energy Corporation under which we will acquire a 50% interest in Lease 14 for a price based on a value of $1.00 per barrel of recoverable bitumen and an assumed resource for 100% of Lease 14 of approximately 400 million barrels. The purchase price is subject to adjustment based on an independent resource estimate for Lease 14, expected to be completed in the fourth quarter, to a maximum of $250 million or a minimum of $150 million. Closing of the transaction is conditional on customary conditions including settlement of definitive documentation. Teck Cominco has had an option to acquire 50% of Lease 14 since 2005.

Development work is ongoing at the MORELOS gold project located in Mexico, including resource drilling, baseline data collection and engineering leading to a prefeasibility study expected to be completed at the end of the second quarter. Feasibility level in-fill drilling started in the first quarter with 10,600 metres out of 49,000 metres completed to date. Resource modeling for the El Limon deposit and mine planning for the Los Guajes and Guajes West deposits are in progress. Baseline environmental sampling including water, dust and climate is continuing, while socio-economic planning including community engagement has started.

In Australia, recent drill results from the CARRAPATEENA project (Hole 50) included 905 metres grading 2.1% copper and 1.0 grams per tonne gold. Within this interval are intersections of 191 metres grading 3% copper and 0.9 grams per tonne gold and 95 metres grading 3.3% copper and 0.6 grams per tonne gold. Several drill holes 100 metres to the north, east, and southeast have reported "visual" copper mineralization. Assays are pending for these holes. Metallurgical testwork and resource modeling are underway. We have the right to acquire a 100% interest of the property by making periodic cash payments totalling A$32 million, completing a minimum of 75,000 metres of drilling on the main Carrapateena zone, testing seven additional geophysical targets on the combined tenements and making a final payment equal to 66% of the fair market value of the property as determined by an independent valuator.

In Brazil, an integrated engineering, technology and exploration team is addressing improvements to the key economic drivers and risk mitigation issues for the SANTA FE and IPORA nickel-laterite project. The exploration group is focusing on grade improvement and resource definition.

OUTLOOK

The information below is in addition to the disclosure concerning specific operations included above in the Operations and Corporate Development sections of this Management's Discussion and Analysis.

Sales volumes in the first quarter of 2007 were lower compared with the same period a year ago for most of our products with the exception of zinc and lead concentrates sales. Some of the decreases were due to timing of shipments and seasonality, and most of the shortfalls are expected to be recovered in the following quarters.

In addition to changes in metal prices and exchange rates, our results for the balance of 2007 will be affected by progress in the start-up of our Lennard Shelf zinc mine in Australia and the timing of our Pogo gold mine achieving commercial production. With the ongoing development work related to mine life extension, Highland Valley's copper production for the year is expected to be approximately 142,000 tonnes. In addition, our Red Dog zinc mine has only 93,000 tonnes of zinc concentrate and no lead concentrates available for sale in the second quarter due to the seasonality of shipments from the mine. We also expect higher zinc production and lower copper production from our Antamina mine compared with the production levels in 2006 due to the sequence of the mining plan.

Effective January 1, 2007, we recorded an asset of $139 million in respect of a contingent receivable related to the 2004 sale of our Cajamarquilla refinery, which was valued based on the zinc forward curve at December 31, 2006. Accounting standards require us to mark this receivable to market at the end of each quarter and these non-cash mark-to-market adjustments will affect our earnings each quarter until the end of 2009.

Copper and zinc prices declined in January and averaged US$2.69 and US$1.57 per pound respectively in the first quarter of 2007. These prices were lower than the three-month forward prices at December 31, 2006 and resulted in negative final pricing revenue adjustments of $83 million on a before-tax basis. Copper and zinc


13    TECK COMINCO LIMITED 2007 FIRST QUARTER REPORT
prices have since moved higher in March and April. The amount of final pricing revenue adjustments in the second quarter will depend on the average metal prices in the quarter compared with the three-month forward prices for copper and zinc of US$3.12 and US$1.49 per pound respectively used to value receivables as at March 31, 2007.

At the end of the first quarter, Elk Valley Coal completed negotiations for approximately 90% of its anticipated coal sales for the 2007 coal year commencing April 1, 2007. If the remainder of the contracts are settled on similar terms, the average contracted coal price for the 2007 coal year is forecast to be approximately US$91 per tonne, down from US$107 per tonne in the 2006 coal year. The weighted average coal price for 2007 calendar year is expected to be approximately US$96 per tonne, down from US$113 per tonne in 2006. The 2007 calendar year average coal price includes approximately six weeks of carry-over tonnage from the 2006 coal year to be shipped after March 31, 2007.

Any strengthening of the Canadian dollar relative to the U.S. dollar has a negative impact on our earnings as the prices of our products are denominated in U.S. dollars and a significant portion of our operating costs are Canadian dollar based.

Our capital expenditures are estimated to be $775 million in 2007, including $210 million of sustaining capital expenditures at our operations and $265 million on development projects. In addition, we expect to spend $300 million on our share of costs in the Fort Hills oil sands project and various oil sands properties jointly owned with UTS Energy Corporation.

CONTINGENCIES

UPPER COLUMBIA RIVER BASIN (LAKE ROOSEVELT)

On June 2, 2006, Teck Cominco Metals Ltd. (TCML) and its affiliate Teck Cominco American Incorporated (TCAI) entered into a Settlement Agreement (the "Agreement") with the US Environmental Protection Agency (EPA) and the United States under which TCAI is paying for and conducting a remedial investigation and feasibility study of metals contamination in the Upper Columbia River (the "Studies") under the oversight of the EPA. TCAI is also paying EPA's oversight costs and providing funding for the participation of natural resource trustees and TCML has guaranteed TCAI's performance of the Agreement. TCAI has also placed US$20 million in escrow as financial assurance of its obligations under the Agreement. Contemporaneously with the execution of the Agreement, the EPA withdrew a unilateral administrative order purporting to compel TCML to conduct the Studies (UAO).

While the UAO was outstanding, two citizens of Washington State commenced an enforcement proceeding under Section 310(a)(i) of the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) to enforce the UAO and to seek fines and penalties against TCML for non-compliance. That case has proceeded through US Federal District Court and the Federal Court of Appeals for the 9th Circuit. The 9th Circuit affirmed the District Court decision denying TCML's motion to dismiss the case on jurisdictional grounds and found that CERCLA could be applied to TCML's disposal practices in British Columbia because they may have had an effect in Washington State. The 9th Circuit has issued a stay of its decision pending the resolution of a further appeal by TCML to the US Supreme Court.

On February 27, 2007, TCML filed a petition for review and reversal with the US Supreme Court.

There can be no assurance that the US Supreme Court will agree to hear or reverse the decision or that the withdrawal of the UAO and the settlement of the Agreement will be sufficient to resolve the matter or that TCML or its affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the Agreement are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required.

The company considers provisions for all outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at March 31, 2007 or with respect to future claims cannot be predicted with certainty.


14    TECK COMINCO LIMITED 2007 FIRST QUARTER REPORT

KIVALINA

An attempt to mediate the settlement of a citizen's suit brought on by several residents of the Village of Kivalina under the Clean Water Act commenced on April 9, 2007 and is ongoing. The plaintiffs are asking the District Court to levy fines and penalties arising out of alleged permit violations at the Red Dog operation. If the case does not settle, the matter will be set down for trial.

MINING ROYALTY IN PERU

In the first quarter of 2007, the Peruvian Government passed legislation that established a mining royalty of up to 3% of sales. The legislation does not apply to mining companies like Compania Minera Antamina S.A (CMA) which have a tax stability agreement with Peru. CMA continues to be subject to an agreement with the Government of Peru, which provides for voluntary contributions to funds established for the benefit of communities affected by mining operations.

ADOPTION OF NEW ACCOUNTING STANDARDS

Effective January 1, 2007, the company adopted the revised CICA Section 1506 "Accounting Changes", which requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. The company has not made any voluntary change in accounting principles since the adoption of the revised standard.

Effective January 1, 2007, the company adopted the following three new accounting standards and related amendments to other standards on financial instruments issued by the CICA. Prior periods have not been restated.

FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT, SECTION 3855

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented.

Effective January 1, 2007, the company's cash equivalents, temporary investments and investments in marketable securities have been classified as available-for-sale and are recorded at fair value on the balance sheet. Fair values are determined directly by reference to published price quotations in an active market. Changes in the fair value of these instruments are reflected in other comprehensive income and included in shareholders' equity on the balance sheet.

All derivatives are recorded on the balance sheet at fair value. Mark-to-market adjustments on these instruments are included in net income, unless the instruments are designated as part of a cash flow hedge relationship. In accordance with the standard's transitional provisions, the company recognizes as separate assets and liabilities only embedded derivatives acquired or substantively modified on or after January 1, 2003.

All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. The criteria for assessing on other than temporary impairment remain unchanged. Transaction costs incurred to acquire financial instruments are included in the underlying balance. Regular-way purchases and sales of financial assets are accounted for on the trade date.

HEDGES, SECTION 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the previous AcG-13 "Hedging Relationships" and Section 1650 "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.


15    TECK COMINCO LIMITED 2007 FIRST QUARTER REPORT

Upon adoption of this standard, the company discontinued hedge accounting on all commodity derivative contracts and interest rate swaps. The company may enter into foreign exchange forward contracts in the future to hedge anticipated sales and may designate these contracts as cash flow hedges as they occur.

COMPREHENSIVE INCOME, SECTION 1530

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on available-for-sale investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized. This statement has been included in the consolidated financial statements starting this period.

FINANCIAL INSTRUMENTS

The company holds a number of financial instruments, the most significant of which are marketable securities, fixed price forward metal sales contracts, settlements receivable and price participation payments on the sale of the Cajamarquilla zinc refinery. The instruments are all recorded at fair values on the company's balance sheet with gains and losses in each period included in other comprehensive income, net earnings from continuing operations and net earnings from discontinued operations as appropriate.

The unrealized mark-to-market loss on our derivatives and financial instruments totalled $38 million as at March 31, 2007.

QUARTERLY EARNINGS AND CASH FLOW

($ IN MILLIONS, EXCEPT PER SHARE DATA)
                                                2007                     2006                                2005
                                              -------   -----------------------------------  --------------------------------
                                                  Q1         Q4       Q3       Q2       Q1       Q4       Q3      Q2      Q1
Revenues                                       1,340      2,088    1,632    1,546    1,273    1,343    1,150     994     928
Operating profit                                 620      1,167      876      894      624      686      550     407     319
Net earnings                                     360        866      504      613      448      510      405     225     205
Earnings per share                             $1.67      $4.02    $2.34    $2.95    $2.19    $2.50    $2.00   $1.11   $1.01
Cash flow from continuing operations
   (before changes to working capital items)     441        829      647      669      461      555      474     332     286

OUTSTANDING SHARE DATA

As at April 18, 2007 there were 209,360,643 Class B subordinate voting shares and 4,673,453 Class A common shares outstanding. In addition, there were 2,337,553 director and employee stock options outstanding with exercise prices ranging between $6.39-$87.48 per share. More information on these instruments and the terms of their conversion is set out in Note 17 of the company's 2006 year end financial statements.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no changes in the company's internal control over financial reporting during the quarter ended March 31, 2007 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.


16    TECK COMINCO LIMITED 2007 FIRST QUARTER REPORT

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information. This forward-looking information, principally under the heading "Outlook", but also elsewhere in this news release, includes estimates, forecasts, and statements as to management's expectations with respect to, among other things, the size and quality of the company's mineral reserves and mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the outcome of legal proceedings involving the company, and the financial results of the company. This forward-looking information involves numerous assumptions, risks and uncertainties and actual results may vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.

Statements concerning future production costs or volumes, and the sensitivity of the company's earnings to changes in commodity prices and exchange rates are based on numerous assumptions of management regarding operating matters, including that new collective bargaining agreements are entered into at certain operations without labour disruption, that demand for products develops as anticipated, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions and that there are no material unanticipated variations in the cost of energy or supplies.

WEBCAST

Teck Cominco will host an Investor Conference Call to discuss its Q1/2007 financial results on Tuesday, April 24, 2007 at 11 AM Eastern/8 AM Pacific time. A live audio webcast of the conference call, together with supporting presentation slides, will be available at the company's website at www.teckcominco.com. The webcast is also available at www.vcall.com and www.investorcalendar.com. The webcast will be archived at www.teckcominco.com.




17    TECK COMINCO LIMITED 2007 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Statements of Earnings
(Unaudited)
================================================================================
                                                          THREE MONTHS ENDED
                                                                MARCH 31
(IN MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)           2007           2006
================================================================================

REVENUES                                                $1,340         $1,273
OPERATING EXPENSES                                        (656)          (592)
DEPRECIATION AND AMORTIZATION                              (64)           (57)
--------------------------------------------------------------------------------
OPERATING PROFIT                                           620            624

OTHER EXPENSES
      General and administrative                           (22)           (24)
      Interest on long-term debt                           (22)           (27)
      Exploration                                          (20)            (8)
      Research and development                              (6)            (4)
      Other income (Note 7)                                 49            120

--------------------------------------------------------------------------------
                                                           599            681

PROVISION FOR INCOME AND RESOURCE TAXES                   (209)          (233)

--------------------------------------------------------------------------------

NET EARNINGS FROM CONTINUING OPERATIONS                    390            448

NET LOSS FROM DISCONTINUED OPERATION (NOTE 11(B))          (30)             -

--------------------------------------------------------------------------------
NET EARNINGS                                            $  360         $  448
================================================================================

EARNINGS PER SHARE
      Basic                                             $ 1.67         $ 2.19
      Basic from continuing operations                  $ 1.81         $ 2.19
      Diluted                                           $ 1.66         $ 2.06
      Diluted from continuing operations                $ 1.80         $ 2.06

WEIGHTED AVERAGE SHARES OUTSTANDING (millions)           215.4          203.5

SHARES OUTSTANDING AT END OF PERIOD (millions)           214.0          203.8



The accompanying notes are an integral part of these financial statements.



18    TECK COMINCO LIMITED 2007 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Statements of Cash Flow
(Unaudited)
===============================================================================================================
                                                                                      THREE MONTHS ENDED
                                                                                           MARCH 31
(IN MILLIONS OF DOLLARS)                                                          2007                  2006
===============================================================================================================
OPERATING ACTIVITIES
          Net earnings from continuing operations                               $  390                $  448
          Items not affecting cash
              Depreciation and amortization                                         64                    57
              Future income and resource taxes                                     (19)                   21
              Gain on sale of investments and assets                                (5)                  (71)
              Other                                                                 11                     6
          -----------------------------------------------------------------------------------------------------
                                                                                   441                   461
          Net change in non-cash working capital items                            (289)                  (90)
          -----------------------------------------------------------------------------------------------------
                                                                                   152                   371

FINANCING ACTIVITIES
          Issuance of long-term debt                                                 -                    16
          Repayment of long-term debt                                                -                  (210)
          Issuance of Class B subordinate voting shares                              4                     6
          Purchase and cancellation of Class B subordinate voting shares          (161)                    -
          Dividends paid (Note 9(c))                                              (216)                  (81)
          Exchangeable debentures                                                  (98)                    -
          -----------------------------------------------------------------------------------------------------
                                                                                  (471)                 (269)

INVESTING ACTIVITIES
          Increase in temporary investments                                       (590)                 (789)
          Cash held in trust                                                        98                     -
          Property, plant and equipment                                            (97)                  (74)
          Oil sands properties                                                     (50)                  (54)
          Investments and other assets                                            (153)                   (3)
          Proceeds from sale of investments and assets                              13                   110
          Additional proceeds from sale of discontinued operation                   36                     -
          -----------------------------------------------------------------------------------------------------
                                                                                  (743)                 (810)

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS HELD IN U.S. DOLLARS          (31)                    -

---------------------------------------------------------------------------------------------------------------

DECREASE IN CASH AND CASH EQUIVALENTS                                           (1,093)                 (708)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                 5,054                 2,098

---------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                      $3,961                $1,390
===============================================================================================================


The accompanying notes are an integral part of these financial statements.


19    TECK COMINCO LIMITED 2007 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Balance Sheets
(Unaudited)
===============================================================================
                                                      MARCH 31     DECEMBER 31
(IN MILLIONS OF DOLLARS)                                  2007            2006
===============================================================================

ASSETS
CURRENT ASSETS
       Cash and cash equivalents                       $ 3,961         $ 5,054
       Temporary investments                               817             227
       Cash held in trust                                    7             105
       Accounts and settlements receivable                 637             723
       Inventories                                         793             786
       ------------------------------------------------------------------------
                                                         6,215           6,895

INVESTMENTS                                                488             251

PROPERTY, PLANT AND EQUIPMENT                            3,668           3,648

OIL SANDS PROPERTIES                                       240             190

OTHER ASSETS (Note 4)                                      518             463

-------------------------------------------------------------------------------
                                                       $11,129         $11,447
===============================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
       Dividends payable (Note 9(c))                      $  -        $    216
       Exchangeable debentures                               7             105
       Accounts payable and accrued liabilities            619             763
       Current income and resource taxes payable           210             443
       Current portion of future income and
                resource taxes                              88             161
       ------------------------------------------------------------------------
                                                           924           1,688

LONG-TERM DEBT                                           1,481           1,509
OTHER LIABILITIES (Note 5)                                 888             821
FUTURE INCOME AND RESOURCE TAXES                           942             880
SHAREHOLDERS' EQUITY (Note 9)                            6,894           6,549

-------------------------------------------------------------------------------
                                                       $11,129         $11,447
===============================================================================

CONTINGENCIES (Note 12)


The accompanying notes are an integral part of these financial statements.


20    TECK COMINCO LIMITED 2007 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Statements of Retained Earnings
(Unaudited)
========================================================================================================================
                                                                                            THREE MONTHS ENDED
                                                                                                 MARCH 31
(IN MILLIONS OF DOLLARS)                                                                2007                2006
========================================================================================================================
RETAINED EARNINGS AT BEGINNING OF PERIOD AS PREVIOUSLY REPORTED                       $4,225              $2,228
ADOPTION OF FINANCIAL INSTRUMENT STANDARDS (Note 2(b))                                   112                   -
------------------------------------------------------------------------------------------------------------------------
AS RESTATED                                                                            4,337               2,228

NET EARNINGS                                                                             360                 448
INTEREST ON EXCHANGEABLE DEBENTURES, NET OF TAXES                                          -                  (1)
SHARE REPURCHASE (Note 9(d))                                                            (133)                  -

------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS AT END OF PERIOD                                                    $4,564              $2,675
========================================================================================================================


Consolidated Statements of Comprehensive Income
(Unaudited)
========================================================================================================================
                                                                                           THREE MONTHS ENDED
                                                                                                MARCH 31
(IN MILLIONS OF DOLLARS)                                                                2007                2006
========================================================================================================================
NET EARNINGS                                                                            $360                $448
OTHER COMPREHENSIVE INCOME IN THE PERIOD
       Currency translation adjustment                                                   (26)                  3
       Mark-to-market adjustments on financial instruments
          Unrealized gains on available-for-sale investments
          Arising during the period (negligible tax effect)                                3                   -
           Less:  reclassified to net income on realization (negligible tax effect)       (1)                  -
           -------------------------------------------------------------------------------------------------------------
                                                                                           2                   -

          Unrecognized losses on derivatives designated as cash flow hedges
          Arising during the period                                                        -                   -
           Less: reclassified to net income on realization (net of tax of $2)              2                   -
           -------------------------------------------------------------------------------------------------------------
                                                                                           2                   -

------------------------------------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME                                                                    $338                $451
========================================================================================================================


The accompanying notes are an integral part of these financial statements.


21    TECK COMINCO LIMITED 2007 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
===============================================================================

1.   BASIS OF PRESENTATION

     These interim consolidated financial statements have been prepared in accordance with Canadian GAAP using standards for interim financial statements and do not contain all of the information required for annual financial statements. These statements follow the same accounting policies and methods of application as the most recent annual financial statements, except as described in Note 2. Accordingly, they should be read in conjunction with the most recent annual financial statements of the company. All dollar amounts are disclosed in Canadian currency unless otherwise noted.


2.   ADOPTION OF NEW ACCOUNTING STANDARDS

     (a)  Effective  January 1, 2007,  the company  adopted  the  revised  CICA
          Section 1506 "Accounting Changes", which requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. The company has not made any voluntary change in accounting principles since the adoption of the revised standard.

     (b) Effective January 1, 2007, the company adopted the three new accounting standards and related amendments to other standards on financial instruments issued by the CICA. Prior periods have not been restated.

          (i)    Financial  Instruments - Recognition and Measurement,  Section
                 3855

                 This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented.

                 Effective January 1, 2007, the company's cash equivalents, temporary investments and investments in marketable securities have been classified as available-for-sale and are recorded at fair value on the balance sheet. Fair values are determined directly by reference to published price quotations in an active market. Changes in the fair value of these instruments are reflected in other comprehensive income and included in shareholders' equity on the balance sheet.

                 All derivatives are recorded on the balance sheet at fair value. Mark-to-market adjustments on these instruments are included in net income, unless the instruments are designated as part of a cash flow hedge relationship. In accordance with the standard's transitional provisions, the company recognizes as separate assets and liabilities only embedded derivatives acquired or substantively modified on or after January 1, 2003.

                 All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. The criteria for assessing an other than temporary impairment remain unchanged. Transaction costs incurred to acquire financial instruments are included in the underlying balance. Regular-way purchases and sales of financial assets are accounted for on the trade date.

          (ii)   Hedges, Section 3865

                 This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the previous AcG-13 "Hedging Relationships" and
                 Section 1650 "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

                 Upon adoption of this standard, the company discontinued hedge accounting on all commodity derivative contracts and interest rate swaps. The company may enter into foreign exchange forward contracts in the future to hedge anticipated sales and may designate these contracts as cash flow hedges as they occur.


22    TECK COMINCO LIMITED 2007 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
===============================================================================

2.   ADOPTION OF NEW ACCOUNTING STANDARDS, CONTINUED

          (iii)  Comprehensive Income, Section 1530

                 This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on available for sale investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized. This statement has been included in the consolidated financial statements starting this period.

     As at January 1, 2007 the effect on the company's balance sheet of adopting these standards is summarized below. As prescribed by these standards, prior periods have not been restated.

     =============================================================================================================================
     (IN MILLIONS OF DOLLARS)                                                          JANUARY 1, 2007
     -----------------------------------------------------------------------------------------------------------------------------
                                                                                            Adjusted on                  Restated
                                                                                  adoption of Financial          opening balances
                                                               As reported        Instruments standards                   in 2007
    ASSETS
    Current assets                                                  $6,895                          $ -                    $6,895
    Investments                                                        251                          106  (a)(b)               357
    Property, plant and equipment                                    3,648                                                  3,648
    Oil sands properties                                               190                                                    190
    Other assets                                                       463                          128  (b)(c)               591

    ------------------------------------------------------------------------------------------------------------------------------
                                                                   $11,447                         $234                   $11,681
    ==============================================================================================================================

    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current liabilities                                             $1,688                          $19  (b)               $1,707
    Long-term debt                                                   1,509                          (11) (c)                1,498
    Other liabilities                                                  821                           52  (b)                  873
    Future income and resource taxes                                   880                           12  (d)                  892

    ------------------------------------------------------------------------------------------------------------------------------
                                                                     4,898                           72                     4,970
    Shareholders' equity
           Share capital                                             2,405                                                  2,405
           Retained earnings                                         4,225                          112  (b)                4,337
           Contributed surplus                                          64                                                     64
           Cumulative translation adjustment                          (145)                         145  (e)                    -
           Accumulated other comprehensive income                        -                         (145) (e)                  (95)
                                                                                                     50  (a)(b)
           -----------------------------------------------------------------------------------------------------------------------
                                                                     6,549                          162                     6,711

    ------------------------------------------------------------------------------------------------------------------------------
                                                                   $11,447                         $234                   $11,681
    ==============================================================================================================================

     Notes:
     (a) Investments in marketable securities previously accounted for at cost are designated as available for sale and are measured at fair value.
     (b) Derivative instruments previously accounted for at cost are held for trading and are measured at fair value.
     (c) Debt financing costs previously deferred as other assets are reclassified to long-term debt.
     (d) The tax effect of the above adjustments is recorded to future income and resource taxes.
     (e) The cumulative translation adjustment is reclassified to accumulated other comprehensive income.


23    TECK COMINCO LIMITED 2007 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
===============================================================================

3.   CHANGES IN ESTIMATES

     (a)  Mineral reserves

          Estimates of proven and probable mineral reserves at each mineral property are updated annually at the end of each year. Following the update of these estimates on December 31, 2006, calculations of depreciation and amortization of property, plant and equipment were prospectively revised.

     (b)  Mine life extension at Highland Valley Copper

          In February 2007, the company announced the extension of mine life at Highland Valley Copper to 2019. As a result, the amounts of depreciation and amortization of property, plant and equipment, pension expense and accretion expense for asset retirement obligations at Highland Valley will be revised on a prospective basis.

4.   OTHER ASSETS

                                                    MARCH 31       December 31
     (IN MILLIONS OF DOLLARS)                           2007              2006
     ---------------------------------------------------------------------------

     Pension assets                                     $194              $194
     Future income and resource tax assets                97               103
     Long-term receivables                               179               109
     Other                                                48                57

     ---------------------------------------------------------------------------
                                                        $518              $463
     ===========================================================================


5.   OTHER LIABILITIES

                                                    MARCH 31       December 31
     (IN MILLIONS OF DOLLARS)                           2007              2006
     ---------------------------------------------------------------------------

     Asset retirement obligations                       $436              $427
     Other environmental and post-closure costs           69                70
     Accrued pension and post-retirement benefits        223               222
     Minority interests                                   51                43
     Other                                               109                59

     ---------------------------------------------------------------------------
                                                        $888              $821
     ===========================================================================


6.   SUPPLEMENTARY CASH FLOW INFORMATION

                                                         THREE  MONTHS ENDED
                                                               MARCH 31
     (IN MILLIONS OF DOLLARS)                           2007              2006
     ---------------------------------------------------------------------------

     Income and resource taxes paid                     $446              $278
     Interest paid                                      $ 11              $ 22


24    TECK COMINCO LIMITED 2007 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
===============================================================================

7.   OTHER INCOME (EXPENSE)

                                                         THREE  MONTHS ENDED
                                                               MARCH 31
     (IN MILLIONS OF DOLLARS)                           2007             2006
     ---------------------------------------------------------------------------

     Interest income                                     $65            $ 37
     Gain on sale of investments and assets                5              71
     Income from Fording Canadian Coal Trust               3              15
     Minority interests                                   (8)             (6)
      Asset retirement obligation expense
        for closed properties                             (8)             (2)
     Non-hedge derivative gains (losses)                  (3)              2
     Donations and sponsorships                           (9)              -
     Miscellaneous                                         4               3

     ---------------------------------------------------------------------------
                                                         $49            $120
     ===========================================================================

8.   EMPLOYEE FUTURE BENEFITS EXPENSE

                                                         THREE  MONTHS ENDED
                                                               MARCH 31
     (IN MILLIONS OF DOLLARS)                           2007              2006
     ---------------------------------------------------------------------------

     Pension plans                                      $11               $ 9
     Post-retirement benefit plans                        7                 5

     ---------------------------------------------------------------------------
     Employee future benefits expense                   $18               $14
     ===========================================================================

9.   SHAREHOLDERS' EQUITY

     (a)  Components of shareholders' equity

                                                    MARCH 31       DECEMBER 31
     (IN MILLIONS OF DOLLARS)                           2007              2006
     ---------------------------------------------------------------------------
          Share capital                              $ 2,382           $ 2,405
          Contributed surplus                             65                64
          Retained earnings                            4,564             4,225
          Accumulated other comprehensive
            income (Note 10)                            (117)             (145)

         -----------------------------------------------------------------------
                                                     $ 6,894           $ 6,549
         =======================================================================

     (b)  Stock-based compensation

          In February 2007, 419,700 share options were granted to employees. These options have an exercise price of $87.48, a term of eight years and vest in equal amounts over three years. The weighted average fair value of Class B subordinate voting share options issued was estimated at $32.00 per share option at the grant date using the Black-Scholes option-pricing model. The option valuation was based on an average expected option life of four years, a risk-free interest rate of 5.15%, a dividend yield of 0.95% and an expected volatility of 35%.

          In February 2007, the company issued 125,450 Deferred and Restricted Share Units to employees. Deferred and Restricted Share Units issued vest immediately for directors and vest in three years for employees. The total number of deferred and restricted share units outstanding at March 31, 2007 was 621,487.


25    TECK COMINCO LIMITED 2007 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
===============================================================================

9.   SHAREHOLDERS' EQUITY, CONTINUED

          Stock-based compensation expense of $3 million was recorded to March 31, 2007 in respect of all outstanding options and share units.

     (c)  Dividends

          An eligible dividend of $1.00 per share was declared payable to shareholders of record on December 18, 2006 and paid on January 3, 2007. Dividends paid in January 2006 and July 2006 were considered to be eligible dividends, which entitles Canadian resident individuals to claim the new enhanced dividend tax credit for tax purposes.

     (d)  Share purchase program

          On February 12, 2007, the company announced its intention, subject to regulatory approval, to purchase up to 20 million of its outstanding Class B subordinate voting shares by way of a normal course issuer bid. Regulatory approval for the normal course issuer bid was received effective February 22, 2007. Purchases will be made from time to time at the prevailing market price of the Class B subordinate voting shares as traded on the Toronto Stock Exchange, and any Class B subordinate voting shares purchased will be cancelled.

          During the quarter ended March 31, 2007, the company purchased two million Class B subordinate voting shares at an average price of $81.00 per share for an aggregate purchase price of $161 million, of which $133 million was charged to retained earnings. The number of Class B subordinate voting shares that may yet be purchased under the program is eighteen million at March 31, 2007.

     (e)  Stock split

          On February 12, 2007, the company also announced its intention to implement a two-for-one share split for its Class A common shares and Class B subordinate voting shares. The share split must be approved by shareholders at the Annual and Special meeting scheduled for April 25, 2007.

10.  ACCUMULATED OTHER COMPREHENSIVE INCOME

     (IN MILLIONS OF DOLLARS)
     ----------------------------------------------------------------------------------------
     OPENING BALANCES ON ADOPTION OF NEW ACCOUNTING STANDARDS ON JANUARY 1,
     2007 Accumulated other comprehensive income at beginning of period -
     currency
        translation adjustment                                                       $ (145)
     Unrealized losses on cash flow hedges (net of tax of $21)                          (28)
     Unrealized gains on investments (net of tax of $16)                                 78
     ----------------------------------------------------------------------------------------
     Opening balances on adoption of new accounting standards                           (95)

     OTHER COMPREHENSIVE INCOME FOR THE PERIOD                                          (22)

     ----------------------------------------------------------------------------------------
     ACCUMULATED OTHER COMPREHENSIVE INCOME AT MARCH 31, 2007                        $ (117)
     ========================================================================================

     COMPONENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME AT MARCH 31, 2007
     Currency translation adjustment                                                 $ (171)
     Unrealized losses on cash flow hedges (net of tax of $19)                          (26)
     Unrealized gains on investments (net of tax of $16)                                 80

     ----------------------------------------------------------------------------------------
                                                                                     $ (117)
     ========================================================================================


26    TECK COMINCO LIMITED 2007 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
===============================================================================

11.  ACCOUNTING FOR FINANCIAL INSTRUMENTS (Note 2(b))

     (a)  Sales and purchases contracts

          The majority of the company's metal concentrates are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. In these circumstances, revenues are recorded at the time of sale based on forward prices for the expected date of the final settlement. Metal concentrates for smelting and refining operations are purchased under similar arrangements. As a result, the values of the company's concentrate receivables and payables change as the underlying market prices vary. This component of the contracts is an embedded derivative which are recorded at fair value with changes in fair value recorded in revenue or operating costs as appropriate.

     (b)  Contingent receivable related to sale of discontinued operation

          Pursuant to a price participation clause in the agreement for sale of the Cajamarquilla zinc refinery in 2004, the company is entitled to additional consideration of US$365,000 for each US$0.01 by which the average annual price of zinc exceeds US$0.454 per pound. This zinc price participation expires in 2009.

          Effective January 1, 2007, upon adoption of the new accounting standards for financial instruments, we recorded an asset of $139 million by increasing our retained earnings in respect of the contingent receivable related to the sale of our Cajamarquilla refinery, which was valued based on the zinc forward curve at December 31, 2006. The new accounting standards for financial instruments require us to mark this receivable to market at the end of each quarter, which resulted in a $36 million ($30 million after-tax) reduction to the receivable due to a decline in the zinc forward curve from December 31, 2006.

     (c)  Investments

         ===========================================================================================================================
                                                                                Three months ended March
                                                               March 31, 2007                   31, 2007
                                                            ---------------------------------------------
                                                            Carrying       Fair                   Change
         (IN MILLIONS OF DOLLARS)      Type of Investment      Value      Value            in Fair Value   Method of Accounting
         ---------------------------------------------------------------------------------------------------------------------------
         Marketable securities         Available-for-sale       $328       $328                       $2   Included in OCI
         Fording Canadian Coal Trust   Equity investment         143        334                      $24   Not included in earnings
                                                                                                           or OCI
         Warrants                      Held for trading           17         17                      $(6)  Included in earnings as
                                                                                                           other income
         ---------------------------------------------------------------------------------------------------------------------------
                                                                $488       $679
         ===========================================================================================================================

     (d)  Investment in oil sands partnership

          The company's investment in Fort Hills Energy Limited Partnership has a carrying value of $142 million at March 31, 2007. Its fair value cannot be measured reliably as it is not publicly traded. This investment is accounted for using the equity method and any change in fair value is not included in regular earnings or other comprehensive income.

     (e)  Long-term debt

         =========================================================================================================================
         (IN MILLIONS OF DOLLARS)                                                                 MARCH 31, 2007
         -------------------------------------------------------------------------------------------------------------------------
                                                                                        Carrying Value                Fair Value
         Debt instruments
            6.125% debentures due October 2035                                                    $789                      $772
            5.375% debentures due October 2015                                                     342                       336
            7.000% debentures due September 2012                                                   228                       247
            Antamina senior revolving credit facility                                              107                       107
            Other                                                                                   15                        15
         -------------------------------------------------------------------------------------------------------------------------
                                                                                                $1,481                    $1,477
         =========================================================================================================================

         Long-term debt is designated as held to maturity and changes in fair value are not included in regular earnings or other comprehensive income.


27    TECK COMINCO LIMITED 2007 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
===============================================================================

11.  ACCOUNTING FOR FINANCIAL INSTRUMENTS, CONTINUED

     (f)  The company's derivative positions at March 31, 2007 are as follows:

                                                                                                                     Fair Market
                                                                 2007       2008      2009        Total                    Value
          -----------------------------------------------------------------------------------------------------------------------
                                                                                                                  (CDN$ MILLIONS)
          GOLD (thousands of ozs)
               Forward sales contracts                             33         44        43          120
               Average price (US$/oz)                             350        350       350          350                   $ (47)

               Forward sales contracts                              8          -         -            8
               Average price (C$/oz)                              520          -         -          520                      (2)

          US DOLLARS (millions)
               Forward sales contracts (a)                      1,053          -         -        1,053
               Average exchange rate                             1.17          -         -         1.17                      16

          ZINC (millions of lbs)
               Fixed forward purchase commitments (b)              31          -         -           31
               Average price (US$/lb)                            1.66          -         -         1.66                      (8)

          LEAD (millions of lbs)
               Fixed forward purchase commitments (b)              31          -         -           31
               Average price (US$/lb)                            0.76          -         -         0.76                       -

          COPPER (millions of lbs)
               Fixed forward purchase commitments (b)               6          -         -            6
               Average price (US$/lb)                            2.58          -         -         2.58                       4

          INTEREST RATE SWAP
            Principal Amount            Rate Swapped         Rate Obtained           Maturity Date            Fair Market Value
            ----------------------------------------------------------------------------------------------------------------------
          US$100 million                7.00%                LIBOR plus 2.14%        September 2012                        $ (1)

          Notes:
          (a) From time to time, the company purchases U.S. dollar short-term money market investments. The company purchases the U.S. dollars and at the same time sells U.S. dollars forward to match the maturity of the investment. The unrealized gain or loss on the U.S. dollar investments is offset by the unrealized gain or loss on the foreign exchange contracts. The company does not apply hedge accounting to these as the change in value of the contracts substantially offsets the change in value of the U.S. dollar investments. The change in market value of both of these items is reported in the earnings for the period.

          (b) From time to time, certain customers purchase refined metal products at fixed forward prices from the company's smelter and refinery operations. The forward purchase commitments for these metal products are matched to these fixed price sales commitments to customers.


28    TECK COMINCO LIMITED 2007 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
===============================================================================

12.  CONTINGENCIES

     The company considers provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at March 31, 2007, or with respect to future claims, cannot be predicted with certainty.

     (a)  Upper Columbia River Basin (Lake Roosevelt)

          On June 2, 2006, Teck Cominco Metals Ltd. (TCML) and its affiliate Teck Cominco American Incorporated (TCAI) entered into a Settlement Agreement (the "Agreement") with the US Environmental Protection Agency (EPA) and the United States under which TCAI is paying for and conducting a remedial investigation and feasibility study of metals contamination in the Upper Columbia River (the "Studies") under the oversight of the EPA. TCAI is also paying EPA's oversight costs and providing funding for the participation of natural resource trustees and TCML has guaranteed TCAI's performance of the Agreement. TCAI has also placed US$20 million in escrow as financial assurance of its obligations under the Agreement. Contemporaneously with the execution of the Agreement, the EPA withdrew a unilateral administrative order purporting to compel TCML to conduct the Studies (UAO).

          While the UAO was outstanding, two citizens of Washington State commenced an enforcement proceeding under Section 310(a)(i) of the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) to enforce the UAO and to seek fines and penalties against TCML for non-compliance. That case has proceeded through US Federal District Court and the Federal Court of Appeals for the 9th Circuit. The 9th Circuit affirmed the District Court decision denying TCML's motion to dismiss the case on jurisdictional grounds and found that CERCLA could be applied to TCML's disposal practices in British Columbia because they may have had an effect in Washington State. The 9th Circuit has issued a stay of its decision pending the resolution of a further appeal by TCML to the US Supreme Court.

          On February 27, 2007, TCML filed a petition for review and reversal with the US Supreme Court.

          There can be no assurance that the US Supreme Court will agree to hear or reverse the decision or that the withdrawal of the UAO and the settlement of the Agreement will be sufficient to resolve the matter or that TCML or its affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the Agreement are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required.

          The company considers provisions for all outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at March 31, 2007 or with respect to future claims cannot be predicted with certainty.

     (b)  Kivalina

          An attempt to mediate the settlement of a citizen's suit brought on by several residents of the Village of Kivalina under the Clean Water Act commenced on April 9, 2007 and is ongoing. The plaintiffs are asking the District Court to levy fines and penalties arising out of alleged permit violations at the Red Dog operation. If the case does not settle, the matter will be set down for trial.

     (c)  Mining royalty in Peru

          In the first quarter of 2007, the Peruvian Government passed legislation that established a mining royalty of up to 3% of sales. The legislation does not apply to mining companies like Compania Minera Antamina S.A (CMA) which have a tax stability agreement with Peru. CMA continues to be subject to an agreement with the Government of Peru, which provides for voluntary contributions to funds established for the benefit of communities affected by mining operations.


29    TECK COMINCO LIMITED 2007 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
===============================================================================

13.  SEGMENTED INFORMATION

     The company has five reportable segments: smelting and refining, base metals, gold, coal, and corporate and other. Revenue from refined zinc and lead, electrical power, fertilizers and specialty metals operations are included in smelting and refining revenue for segmented purposes. The corporate segment includes administrative, investment, exploration and business development activities. Concentrates sold from one segment to another are valued at market prices.

     ==============================================================================================================================

                                                                 Three months ended March 31, 2007

                                         ------------------------------------------------------------------------------------------
                                              Smelting       Base Metal          Gold           Coal       Corporate
     (IN MILLIONS OF DOLLARS)             and Refining            Mines         Mines          Mines       and Other         Total
     ------------------------------------------------------------------------------------------------------------------------------
     Segment revenues                              486              685            31            234              10         1,446
     Less inter-segment revenues                     -            (105)             -              -             (1)          (106)
     ------------------------------------------------------------------------------------------------------------------------------
     Revenues                                      486              580            31            234               9         1,340

     Operating profit                              120              437           (2)             64               1           620
     Interest expense                                -              (2)             -              -            (20)           (22)
     Other                                           -                -           (4)              -               5             1
     ------------------------------------------------------------------------------------------------------------------------------
     Earnings before taxes                         120              435           (6)             64            (14)           599
        and discontinued operation

     Total assets                                1,591            4,136           405            604           4,393        11,129

     Capital expenditures                           23               56             6              5               7            97


     ==============================================================================================================================

                                                                 Three months ended March 31, 2006

                                         ------------------------------------------------------------------------------------------
                                              Smelting       Base Metal          Gold           Coal       Corporate
     (IN MILLIONS OF DOLLARS)             and Refining            Mines         Mines          Mines       and Other         Total
     ------------------------------------------------------------------------------------------------------------------------------
     Segment revenues                              363              644            37            292              32         1,368
     Less inter-segment revenues                     -             (94)             -              -             (1)           (95)
     ------------------------------------------------------------------------------------------------------------------------------
     Revenues                                      363              550            37            292              31         1,273

     Operating profit                               71              439             4            127            (17)           624
     Interest expense                                -              (3)             -              -            (24)           (27)
     Other                                           -                -             -              -              84            84
     ------------------------------------------------------------------------------------------------------------------------------
     Earnings before taxes                          71              436             4            127              43           681
        and discontinued operation

     Total assets                                1,432            3,079           376            645           3,396         8,928

     Capital expenditures                           10               47             7              6               4            74


14.  SEASONALITY OF SALES

     Due to ice conditions, the port serving the Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter.





30    TECK COMINCO LIMITED 2007 FIRST QUARTER REPORT